

December 12, 2023

Christopher Hogan
Interim Chief Executive Officer
NYIAX, Inc.
180 Maiden Lane, 11th Floor
New York, NY 10005

> **Re: NYIAX, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Form 10-Q for the Quarterly Periods Ended June 30, 2023**
> **File No. 001-41626**

Dear Christopher Hogan:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology